3/18/2002

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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02019346

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 04077

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Fahnestock & Co. Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

125 Broad Street

(No. and Street)

New York	NY	10004
(City)	(State)	(Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED MAR 04 2002 143 WASH D.C.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Albert G. Lowenthal (212) 668-5782

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhouse Coopers LLP

(Name — *if individual, state last, first, middle name*)

1177 Avenue of the Americas	New York,	NY	10036
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/20/02 S.S

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Albert G. Lowenthal, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fahnestock & Co. Inc., as of December 31, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

Chairman & Chief Executive Officer

Title

Notary Public

GINA FIGGIANI
Notary Public, State of New York
No. 01FI6018187
Qualified In Kings County
Commission Expires 01/04/03

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Fahnestock & Co. Inc. and Subsidiaries

Consolidated Statement of
Financial Condition
As of December 31, 2001

Fahnestock & Co. Inc. and Subsidiaries
Index to Consolidated Statement of Financial Condition
December 31, 2001

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100

Report of Independent Accountants

To the Board of Directors and Stockholder of
Fahnestock & Co. Inc.:

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of Fahnestock & Co. Inc. and its subsidiaries at December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 21, 2002

iabilities and Stockholder's Equity

Drafts payable		$ 20,621,609
Short-term bank loans		13,133,960
Payable to brokers, dealers and clearing organizations:		
Deposits received for securities loaned	$ 153,965,520	
Securities failed to receive	6,039,725	
Clearing organizations	19,206,460	
Total payable to brokers, dealers and clearing organizations		179,211,705
Securities sold, but not yet purchased - at market value		
Stock and warrants	4,056,544	
Corporate obligations	4,683,217	
State and municipal government obligations	88,720	
U.S. government and agency obligations	92,140	
Total securities sold, but not yet purchased		8,920,621
Payable to customers		188,386,951
Income taxes payable		1,491,571
Accounts payable, accrued expenses and other liabilities		57,945,893
Subordinated borrowings		12,558,118
Total liabilities		482,270,428
Commitments and contingencies (Note 11)		
Stockholder's equity:		
Common stock, par value $100 per share - 1,000 shares authorized, 760 shares issued and outstanding	76,000	
Additional paid-in capital	65,560,751	
Retained earnings	157,737,258	
Less 369 shares of treasury stock, at cost	(1,357,932)	
Total stockholder's equity		222,016,077
Total liabilities and stockholder's equity		$ 704,286,505

of this consolidated financial statement.

Fahnestock & Co. Inc. and Subsidiaries
Consolidated Statement of Financial Condition
December 31, 2001

Assets

Cash		$ 22,038,802
Cash and securities (market value of $2,095,080) segregated under Federal and other regulations		2,393,021
Deposits with clearing organizations (includes securities with a market value of $1,451,251)		7,686,328
Receivable from brokers, dealers and clearing organizations:		
Deposits paid for securities borrowed	$ 54,578,939	
Securities failed to deliver	12,456,671	
Clearing organizations	12,773,596	
Other	20,885,100	
Total receivable from brokers, dealers and clearing organizations		100,694,306
Receivable from customers		463,985,666
Securities owned (including $176,000 pledged to counterparties - Note 8) - at market value:		
Stock and warrants	19,267,885	
Corporate obligations	12,918,805	
State and municipal government obligations	4,629,836	
U.S. government and agency obligations	7,213,050	
Money market funds	2,539,203	
Options and other	3,085	
Total securities owned		46,571,864
Exchange memberships - at cost (approximate market value - $8,155,000)		2,361,033
Furniture, fixtures and leasehold improvements, at cost - less allowance for depreciation and amortization of $18,499,000		9,991,821
Other assets		48,563,664
Total assets		$ 704,286,505

The accompanying notes are an integ

1. Organization and Nature of Business

Fahnestock & Co. Inc. ("Fahnestock") is a wholly owned subsidiary whose ultimate parent is Fahnestock Viner Holdings Inc., a Canadian public corporation. Fahnestock is a registered broker-dealer in securities under the Securities Exchange Act of 1934 ("the Act") and is a member of various exchanges, including the New York Stock Exchange, Inc.

Fahnestock engages in a broad range of activities in the securities industry, including retail securities brokerage, institutional sales and trading, investment banking (both corporate and public finance), underwritings, research, market-making, and investment advisory and asset management services.

The Company provides its services from 92 offices in twenty states located throughout the United States. In addition, Fahnestock conducts business in Toronto, Canada and through local broker-dealers in South America.

2. Summary of Significant Accounting Policies

Basis of presentation
The consolidated statement of financial condition of Fahnestock includes the accounts of Fahnestock's wholly owned subsidiaries, Pace Securities, Inc., Freedom Investments, Inc., Josephthal & Co. Inc., and Prime Charter Ltd., registered broker-dealers in securities under the Act, First of Michigan Capital Corporation and Subsidiaries (inactive) and Reich & Co., Inc. (in liquidation) (collectively, the "Company"). The consolidated statement of financial condition of the Company is reported in U.S. dollars.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Goodwill and negative goodwill which were recorded as a result of acquisitions, are being amortized over 20 years.

All material intercompany balances and transactions have been eliminated.

Securities transactions
Transactions in proprietary securities are recorded on a trade date basis. Customers' securities and commodities transactions are reported on a settlement date basis which is generally three business days or less.

Securities owned and securities sold, but not yet purchased are reported in the statement of financial condition at market value based upon quoted prices.

Other financial instruments are carried at fair value or amounts that approximate fair value due to their short term nature.

Securities lending activities
Securities borrowed and securities loaned are carried at the amounts of cash collateral advanced or received.

Securities borrowed transactions require the Company to deposit cash, letters of credit, or other collateral with the lender. The Company receives cash or collateral in an amount generally in excess of the market value of securities loaned.

The Company monitors the market value of securities borrowed and loaned on a daily basis and may require counterparties to deposit additional collateral or return collateral pledged when appropriate.

Collateral
Under FAS 140, the Company is required to reclassify the market value of collateral pledged to counterparties under securities loan agreements, in which the counterparty has the right to sell or repledge the security. The Company is also required to disclose the market value of collateral received under securities borrow agreements when it has the ability to sell or repledge the collateral loans. In addition, the Company has the right to sell or pledge securities under customer margin loans.

Depreciation
Depreciation of furniture, fixtures and equipment is provided on the straight-line method generally over three to seven years. Leasehold improvements are amortized on a straight-line basis over the shorter of the life of the asset or the life of the lease.

Drafts payable
Drafts payable represent amounts drawn by the Company against a bank.

Income taxes
The Company accounts for income taxes in accordance with Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes". Deferred income tax assets and liabilities arise from "temporary differences" between the tax basis of an asset or liability and its reported amount in the consolidated statement of financial condition. Deferred tax balances are determined by applying the enacted tax rates.

Cash and cash equivalents
The Company defines cash equivalents as highly liquid investments with original maturities of less than 90 days that are not held for sale in the ordinary course of business.

3. Impact of Recently Issued Accounting Standards

In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards (SFAS) No. 141, "Business Combinations", and No. 142, "Goodwill and Other Intangible Assets." SFAS 141 mandates the purchase method of accounting be used for all business combinations initiated after June 30, 2001 and establishes specific criteria for the recognition of intangible assets separately from goodwill. SFAS 142 addresses the accounting for goodwill and other intangible assets subsequent to their acquisition. Under the new rules, goodwill and other intangible assets deemed to have indefinite lives will no longer be amortized but, instead, will be tested at least annually for impairment. All other intangible assets will continue to be amortized over their estimated useful lives. The Company has adopted SFAS 141 fully and intends to adopt SFAS 142 commencing January 1, 2002.

4. **Short-Term Bank Loans**

Short-term bank loans, primarily payable on demand, bear interest at various rates but not exceeding the broker call rate, which was 3.5% at December 31, 2001. These loans, collateralized by firm and customer securities with a market value of approximately $33,189,000 and $100,814,000, respectively, are primarily with two major U.S. money center banks.

5. **Subordinated Borrowings**

The Company's subordinated borrowings consist of the following:

Subordinated loans from E.A. Viner International Co.	$ 12,558,118

The subordinated loans are payable to the Company's parent, E.A. Viner International Co., and bear interest at 11-1/2% per annum. These loans are due: $3,850,000, November 29, 2002; $7,088,188, December 31, 2002; and $1,620,000, June 25, 2003 and are automatically renewed for an additional year unless terminated by either party within seven months of their expiration.

The subordinated loans are available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. These borrowings may be repaid only if, after giving effect to such repayment, the Company meets the Securities and Exchange Commission's net capital requirements.

6. **Net Capital Requirements**

The Company is subject to the uniform net capital requirements of the Securities and Exchange Commission ("SEC") under Rule 15c3-1 ("the Rule"). The Company computes its net capital requirements under the alternative method provided for in the Rule which requires that the Company maintain net capital equal to 2% of aggregate customer related debit items, as defined. At December 31, 2001, Fahnestock had net capital of $167,842,987 which exceeded required net capital by $157,656,401.

7. **Regulatory**

In accordance with the Securities and Exchange Commission's No Action Letter dated November 3, 1998, the Company has computed a reserve requirement for the proprietary accounts of introducing firms as of December 31, 2001. The Company had no deposit requirement as of December 31, 2001.

8. **Securities Owned and Sold, Not Yet Purchased**

Marketable securities owned and sold, not yet purchased, consists of trading and investment securities at market values. The Company has pledged securities owned of $176,336 as collateral to counterparties for securities loan transactions at December 31, 2001 which can be sold or repledged.

9. **Income Taxes**

The Company is included in an affiliated group which files consolidated Federal and combined New York State and local income tax returns.

Aggregate deferred tax assets, which relate primarily to fixed assets and non-deductible expenses, are included in other assets and amounted to approximately $4,142,000.

10. Employee Benefit Plans

The Company maintains 401(k) plans (the "Plans") for the benefit of substantially all full-time employees. The Plans provide that the Company may make discretionary profit sharing contributions for eligible employees and reserves the right to amend or terminate the plans at any time. Eligible Fahnestock employees may make voluntary contributions which can not exceed $10,500 per annum. For employees who were formerly employed by the First of Michigan Corporation ("FOM"), the Company makes contributions in accordance with the terms of the Plan documents.

FOM also sponsors an unfunded Supplemental Executive Retirement Program ("SERP"), which is a non-qualified plan that provides certain former officers additional retirement benefits. Benefits payable under the SERP were approximately $1,716,000 at December 31, 2001.

On November 30, 2000 the Company established an Executive Deferred Compensation Plan ("EDCP") in order to offer to certain qualified high-performing financial consultants, a bonus based upon a formula reflecting years of service, gross commissions and a valuation of their clients' assets. The bonus amounts calculated with respect to fiscal 2001 total approximately $1,270,000 and will normally vest five years from the end of the related fiscal year. The liability is being recognized on a straight-line basis over the vesting period.

11. Commitments and Contingencies

The Company has operating leases for office space, equipment and furniture and fixtures expiring at various dates through 2013. The Company also has capitalized leases for equipment. Assets recorded under capitalized leases are included in furniture, fixtures and leasehold improvements in the Statement of Financial Condition.

Future minimum rental commitments under such operating and capitalized leases are as follows:

Year Ending December 31,	Future Minimum Rentals
2002	$ 14,507,461
2003	12,583,474
2004	10,243,683
2005	8,258,499
2006 and thereafter	42,149,309
	$ 87,742,426

Certain of these leases contain provisions for rent escalation based on increases in costs incurred by the lessor. At December 31, 2001, the present value of future minimum rentals under capitalized lease agreements was $986,655.

The Company is involved in litigation arising in the ordinary course of its securities business. Management believes, based upon discussion with legal counsel, that the outcome of this litigation will not have a material effect on the Company's financial position. The materiality of legal matters to the Company's future operating results depends on the level of future results of operations as well as the timing and ultimate outcome of such legal matters.

At December 31, 2001, the Company has collateralized and uncollateralized letters of credit for $39,500,000. Collateral for these letters of credit include marketable securities of approximately $25,835,000, pledged to two financial institutions.

12. Financial Instruments with Off-balance Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company's securities activities involve execution, settlement and financing of various securities transactions for customers. These activities may expose the Company to risk in the event customers, other brokers and dealers, banks, depositories or clearing organizations are unable to fulfill their contractual obligations.

The Company is exposed to off-balance sheet risk of loss on unsettled transactions in the event customers and other counterparties are unable to fulfill their contractual obligations. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

Securities sold, but not yet purchased represent obligations of the Company to deliver the specified security at the contracted price and thereby create a liability to repurchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance-sheet risk, as the Company's ultimate obligation to satisfy the sale of securities sold, but not yet purchased may exceed the amount recognized in the statement of financial condition. Securities positions are monitored on a daily basis.

The Company's customer financing and securities lending activities require the Company to pledge customer securities as collateral for various financing sources such as bank loans and securities lending. At December 31, 2001, the Company has approximately $643 million of customer securities under customer margin loans that are available to be pledged, of which the Company has repledged approximately $104,916,000 under securities loan agreements. In addition, the Company has received collateral of approximately $51,712,000 under securities borrow agreements of which the Company has repledged approximately $35,551,000 as collateral under securities loans agreements. Included in securities borrowed are receivables from three major U.S. broker-dealers totaling $32,997,000.

The Company monitors the market value of collateral held and the market value of securities receivable from others. It is the Company's policy to request and obtain additional collateral when exposure to loss exists. In the event the counterparty is unable to meet its contractual obligation to return the securities, the Company may be exposed to off-balance sheet risk of acquiring securities at prevailing market prices.

Futures contracts, comprised mainly of stock index futures, represent commitments to purchase or sell securities at a future date and at a specified price. Credit risk and market risk exist with respect to these instruments. Credit risk associated with the contracts is limited to amounts recorded in the statement of financial condition. The notional or contractual amounts are used to express the volume of these transactions, and do not represent the amounts potentially subject to

market risk. At December 31, 2001, the Company had open contracts to sell stock index futures contracts with notional values of approximately $5,746,000. The fair value of these derivative financial instruments included in payable to brokers, dealers and clearing organizations at December 31, 2001, was approximately $366,000, and the monthly average fair values of the instruments during the year were assets of $70,000 and liabilities of $203,000.

Cash is deposited to satisfy initial margin requirements for open futures contracts and is included in receivable from brokers, dealers and clearing organizations with any realized gain or loss from unsettled futures transactions.

At December 31, 2001 the Company had outstanding commitments to buy and sell of $2,393,000 and $1,368,000, respectively, of mortgage-backed securities on a when issued basis. These commitments have off-balance sheet risks similar to those described above.

13. Related Party Transactions

The Company has notes and accounts receivables from employees, net, of approximately $12,490,000 at December 31, 2001. These amounts will be forgiven over a three year service period from the initial date of the loan and is contingent on their continued employment with the Company. The unamortized portion of the notes become due on demand in the event the employee departs during the three year service period.

14. Acquisitions

a. On September 17, 2001 the Company acquired approximately 91.6% of the outstanding common stock of Josephthal Group, Inc. ("Josephthal"). On October 15, 2001, the Company acquired substantially all of the remaining outstanding common shares. The Company paid $1 for the stock and assumed liabilities of $23,885,000. Josephthal Group, Inc. indirectly owns 100% of Josephthal & Co., Inc., a private New York based, full service broker dealer founded in 1910 with approximately 265 financial consultants in 25 offices across the United States at the time of closing. The acquisition furthers the Company's growth and expansion and significantly extends its private client networking as well as providing additional managerial expertise. The acquisition was accounted for by the purchase method as follows:

Cash	$ 3,139,000
Securities owned, at market	277,000
Receivable from brokers and dealers	6,425,000
Furniture, equipment and leasehold improvements, net	2,864,000
Deposits and other assets	6,238,000
	18,943,000
Deduct:	
Securities sold but not yet purchased, at market	220,000
Accounts payable and accrued liabilities	23,665,000
	23,885,000
Excess of cost over fair value of assets acquired allocated to goodwill	$ 4,942,000

b. On November 9, 2001 the Company acquired 100% of the outstanding common shares of Grand Charter Group, Inc. ("Grand Charter") for a cash consideration of $2,892,000. Grand Charter owns 100% of Prime Charter, Ltd., a twelve-year-old full service securities firm with approximately 100 financial consultants operating from offices in New York City and Boca Raton, Florida. The acquisition furthers the Company's growth and expansion in the private client business and provides additional managerial expertise. The acquisition was accounted for by the purchase method as follows:

Cash and cash equivalents	$ 1,103,000
Securities owned, at market	279,000
Receivable from clearing organizations	1,075,000
Furniture, equipment and leasehold improvements, net	417,000
Deposits and other assets	3,028,000
	5,902,000
Deduct:	
Short-term bank loans	(500,000)
Securities sold but not yet purchased, at market	(50,000)
Accounts payable and accrued liablities	(3,086,000)
Fair value of assets acquired	2,266,000
Purchase price paid	2,892,000
Excess of cost over fair value of assets acquired allocated to goodwill	$ 626,000

15. Subsequent Event

On January 28, 2002, the Company announced that its wholly-owned subsidiary Freedom Investments, Inc. agreed to acquire the business operated by BUYandHOLD Securities Corporation and affiliates for cash consideration of $2,000,000 plus the market value of securities owned by BUYandHOLD at the date of closing. The acquisition is subject to regulatory and other approvals.

BUYandHOLD is a privately held retail online brokerage firm headquartered in Edison, New Jersey which launched the first dollar-based equity investing platform in 1999 and currently has a client base of over 125,000 accounts.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York, NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100

Report of Independent Auditors on Internal Control Structure Required by SEC Rule 17a-5 and CFTC Regulation 1.16

To the Board of Directors and Stockholder of Fahnestock & Co. Inc.:

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Fahnestock & Co. Inc. and Subsidiaries (the "Company") for the year ended December 31,2001, we considered its internal control, including control activities for safeguarding customer and firm assets, including securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC") and Regulation 1.16(d) of the Commodity Futures Trading Commission (the "CFTC") (collectively, the "Commissions"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) and Regulation 1.16 in the following:

1) Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);

2) Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13;

3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System;

4) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

5) Making the periodic computations of minimum financial requirements pursuant to Regulation 1.17;

6) Making the daily computations of the segregation requirements of Section 4d(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based upon such computations; and

7) Making the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Commissions' above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide

management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16 lists additional objectives of the practices and procedures listed in the preceding paragraph

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal controls, including procedures for safeguarding customer and firm assets, including securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commissions to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commissions' objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange, the CFTC, the National Futures Association, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, or Regulation 1.16(d) under the Commodity Exchange Act, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 21, 2002